February 28, 2008

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561
Attn: Linda VanDoorn, Senior Assistant Chief Accountant

Re:	Fearless International Inc
Form 10-KSB for Fiscal Year Ended March 31, 2007
Form 10-QSB for Fiscal Quarter Ended June 30, 2007 and September 30, 2007
File No. 000 52159

Dear Ms. Van Doorn:

In response to the comments of the Securities and Exchange Commission (the “Commission”) issued by letter dated November 26, 2007 and addressed to Jeffrey Binder, President and Chief Executive Officer of the Company, to the Form 10-KSB filed by Fearless International, Inc. (the “Company”) for its fiscal year ended March 31, 2007 and the form 10-QSB for fiscal quarter ended June 30, 2007 and September 30, 2007, we submit the following responses. The Company’s responses correspond to the numbered items in the Commission’s letter.

Form 10-K/A

Financial Statements and Notes

Consolidated Statement of Changes in Shareholders’ Equity, page F5

1.	We have read and considered your response to comment three. Explain to us why the shares have not been issued given that you have received and recognized the funds from the sale of the company’s common stock

The documentation was in error when originally received and had to be re-written. As we were dealing with an entity out of the country, it took longer than anticipated. All stock has been issued with all appropriate documentation as of December 31, 2007.

Note 1 – Nature of Business and Operations, page F7

2.	We have read and considered your response to comment four. We note that as a result of a 12 for 1 stock split and the redemption and cancellation of 8,900,000 of the company’s common stock the number of shares outstanding and issued increased from 3,250,000 to 30,100,000. We also note as a result of this transaction common stock was credited for $30,100 and there was no change in the par value per share. Given that stock splits usually result in an increase in the number of shares outstanding and a corresponding decrease in the par value per share, it is unclear of why common stock was credited for $30,100 and why there was no change in the par value.

On November 14, 2006 the former shell company authorized a share exchange of new shares for old shares and did not change the par value of the new shares. Refer to New Era 8K filed November 14, 2006.

3.	To the extent that there is a change in par value, tell us how this will impact the value of the stock that was issued subsequently to the stock split and cancellation of shares.

There was no change in par value.

4.	We have read and considered your response to comment five. Clarify to us whether the merger is a reverse acquisition or a recapitalization. It appears that the merger between Fearless Yachts and New Era is a recapitalization because the majority of the surviving shareholders are those of Fearless Yachts and because New Era appears to have been a public shell at the date of the merger. The accounting of a recapitalization transaction is identical to that resulting from a reverse acquisition except that no goodwill or other intangible assets should be recorded.

The transaction was a recapitalization but there was no goodwill or other intangible assets recorded, even under our assumption of a reverse merger. In all future filings we will correctly identify this transaction as a recapitalization.

5.	To the extent the merger is considered to be a recapitalization, it is unclear of how you concluded that APIC of $843,824 should represent the difference between the total member equity of Fearless Yachts, $900,924, and total outstanding common stock after the reverse merger, $57,100. If the private operating company, Fearless Yachts, is the survivor of the recapitalization with the public shell company, New Era,

a.

Historical stockholders’ equity of the operating company prior to the merger should be retroactively restated (a recapitalization) to the beginning of the earliest period presented for the equivalent number of shares issued in the merger after giving effect to any difference in par value of the entities’ stock with an offset to paid in capital,

b.	Retained earnings (deficiency) of the operating company (Fearless Yachts) should be carried forward as the new entity’s opening balance with an offset to paid in capital, and
c.	Retained earnings (deficiency) and APIC of the public shell (New Era) should be eliminated with an offset to paid in capital.

We have restated the historical data and we will properly show the correct equity of the Company in all future filings

FEARLESS INTERNATIONAL, INC
(A Development Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
For the period February 23, 2004 (inception) to March 31, 2004 and the years ended March 31, 2005, 2006 and 2007
(In US Dollars)

							Total
			Common Stock		Additional		Stockholders'
	Common Stock		Subscribed		Paid-in	Retained	Equity
	Shares	Amount	Shares	Amount	Capital	Earnings	(Deficit)

Balance February 23, 2004	27,000,000	$27,000	-	$-	$(27,000)	$-	$-
Net loss	-	-	-	-	-	(17,505)	(17,505)
Balance March 31, 2004	27,000,000	27,000	-	-	(27,000)	(17,505)	(17,505)
Net loss	-	-	-	-	-	(31,056)	(31,056)
Balance March 31, 2005	27,000,000	27,000	-	-	(27,000)	(48,561)	(48,561)
Capital contribution	-	-	-	-	10,000	-	10,000
Net loss	-	-	-	-	-	(179,977)	(179,977)
Balance March 31, 2006	27,000,000	27,000	-	-	(17,000)	(228,538)	(218,538)
Capital contribution	-	-	-	-	890,924	-	890,924
Reverse merger with New Era	30,100,000	30,100	-	-	(30,100)	-	-
Stock issued for settlement	500,000	500	-	-	1,174,500	-	1,175,000
Sale of stock	-	-	536,402	536	569,199	-	569,735
Net loss	-	-	-	-	-	(3,345,905)	(3,345,905)
Balance March 31, 2007	57,600,000	$57,600	536,402	$536	$2,587,523	$(3,574,443)	$(928,784)

Note 3 – Bridge Loans Payable and Warrants, page F9

6.	We have read and considered your response to comment six. We note that the company plans to perform the analysis in determining whether the warrants should be classified as either debt or equity at the time the exercise price of the warrants is fixed. It is unclear of how the variability of the exercise price of the warrant impacts your analysis under EITF 00-19 and FSP EITF 00-19-2. As previously requested, explain to us how paragraphs 12-32 of EITF 00-19 and FSP EITF 00-19-2 were considered in your analysis in determining whether the warrants should have been accounted for separately as a liability under EITF 00-19.

Our analysis of the warrants to determine whether the warrants should be classified as either debt or equity has not been done because the warrants relate to units of the LLC, which have not been reissued or modified to take into consideration the recapitalization transaction the Company has entered into. When an agreement is reached with the LLC unit holders as to the warrants, we will be able to perform our analysis at that time.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission; (ii) any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions. Thank you.

Very truly yours,

/s/ Jeffrey I. Binder
Jeffrey I. Binder
Chairman and CEO

cc: Carol Stephan
      Jeffrey A. Rinde